Filed by Parsley Energy, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Parsley

Commission File No.: 001-36463

PARSLEY ENERGY 3Q20 EARNINGS CONFERENCE CALL

Participants

Kyle Rhodes

Vice President-Investor Relations

Matt Gallagher

President, Chief Executive Officer & Director

Management Discussion

Operator

Good morning ladies and gentlemen. Welcome to Parsley Energy’s Third Quarter 2020 Earnings Call. My name is Sherry and I will be your operator today. As a reminder, this call is being recorded. At this time, all participants are in listen only mode. And now I’m pleased to turn the call over to Kyle Rhodes, Parsley Energy’s Vice President of Investor Relations.

Kyle Rhodes

Thank you, operator, and good morning, everyone. In this morning’s call are President and CEO, Matt Gallagher, will provide a short set of prepared remarks.

As we noted in our press release yesterday, we will not be hosting a Q&A session on the call today.

Our remarks may contain forward-looking statements so please see our earnings release for a discussion of these statements and associated risks, including the fact that actual results may differ materially from our expectations. We also make reference to non-GAAP measures so please see the reconciliation in the earnings release. And now, I’ll turn the call over to Matt.

Matt Gallagher

Thanks, Kyle. Good morning all and thank you for joining us for our abbreviated third quarter conference call. Now I’ll turn to operations.

Overall, our team delivered another solid performance in the third quarter as steady execution has become par for the course. After reactivating development activity with two rigs and two frac crews in July, we delivered steady improvements in drilling and completion efficiency within each basin.

Notably, in the Delaware Basin, we drilled our first two three-mile lateral wells in under 29 days each, which helped drive a new company record for Delaware drilling efficiency in 3Q20. Our team attributes these recent drilling efficiency gains to enhancements made to our remote operational command center during the activity shutdown in May and June.

As operational efficiency gains take hold, Parsley is delivering leading edge well costs below $850 per foot in the Delaware Basin. And remember our numbers also include facility expense. This efficient reactivation of modern development activity translated to third quarter CapEx of just $85 million. Oil production for the quarter averaged 111,000 barrels of oil per day, just above the midpoint of our third quarter guidance range, helping to drive positive quarterly free cash flow.

Operational cost control was another highlight for this quarter. We have reduced corporate operating costs on a unit basis by 33% year-over-year, with some line items reducing on an absolute basis despite a larger operated well count and larger production base. This is the intentional result of a focused effort of all team members who have tackled integration with urgency. We plan to do our part in the next phase as well.

In line with our prior commentary Parsley deployed two additional rigs in late October, bringing the current number of active operated rigs to four. The company expects to continue operating four rigs and one to two frac spreads for the remainder of 2020.

To wrap things up, in challenging macro conditions, the Parsley team blazed a trail through uncertain times, consistently delivered on our action plan and positioned the company to endure with relevance. The combination of Parsley and Pioneer creates an organization that will thrive as we forge a new strong link at the low end of the global costs and emissions curve. With neighboring acreage positions located entirely in the low-cost, high-margin Permian Basin, the industrial logic of this transaction is sound.

Furthermore, the Pioneer team shares our belief that a clear returns-focused mindset is the best tool to compete for capital with the broader market. Sustainable free cash flow and growing return on capital are now the investment prerequisites for the energy sector and this combination strengthens those paths for our shareholders.

Additionally, I have the utmost confidence the combined organization will maintain a leadership role in advancing environmental sustainability efforts for our industry. We look forward to finishing strong with a seamless integration and partnering with Pioneer team as it cements its position as the premier independent E&P.

Finally, I would like to personally thank every employee and alumni of Parsley Energy for their role in the evolution of this company, from operating a few dozen vertical wells in 2008 to a global leadership position in E&P operations today. Great job to the Parsley team. Thank you all.

Operator

Thank you. Ladies and gentlemen, this concludes our conference today. Thank you for your interest. You may now disconnect your lines.

No Offer or Solicitation

This communication relates to a proposed business combination transaction (the “Transaction”) between Parsley Energy, Inc. (“Parsley”) and Pioneer Natural Resources Company (“Pioneer”). This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Important Additional Information

In connection with the Transaction, Pioneer will file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, that will include a joint proxy statement of Parsley and Pioneer and a prospectus of Pioneer. The Transaction will be submitted to Parsley’s stockholders and Pioneer’s stockholders for their consideration. Parsley and Pioneer may also file other documents with the SEC regarding the Transaction. The definitive joint proxy statement/prospectus will be sent to the stockholders of Pioneer and Parsley. This document is not a substitute for the registration statement and joint proxy statement/prospectus that will be filed with the SEC or any other documents that Pioneer or Parsley may file with the SEC or send to stockholders of Pioneer or Parsley in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF PARSLEY AND PIONEER ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and all other documents filed or that will be filed with the SEC by Pioneer or Parsley through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Parsley will be made available free of charge on Parsley’s website at http://www. parsleyenergy.com, under the heading “SEC Filings,” or by directing a request to Investor Relations, Parsley Energy, Inc., 303 Colorado Street, Austin, TX 78701, Tel. No. (512) 505-5199. Copies of documents filed with the SEC by Pioneer will be made available free of charge on Pioneer’s website at http://www.investors.pxd.com, or by directing a request to Investor Relations, Pioneer, 777 Hidden Ridge, Irving, Texas 75038, Tel. No. (972) 444-9001.

Participants in the Solicitation

Pioneer, Parsley and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect to the Transaction.

Information regarding Parsley’s directors and executive officers is contained in the proxy statement for Parsley’s 2020 Annual Meeting of Stockholders filed with the SEC on May 21, 2020, and certain of its Current Reports on Form 8-K. You can obtain free copies of these documents at the SEC’s website at http://www.sec.gov or by accessing Parsley’s website at http://www.parsleyenergy.com. Information regarding Pioneer’s executive officers and directors is contained in the proxy statement for the Pioneer’s 2020 Annual Meeting of Stockholders filed with the SEC on May 21, 2020, and certain of its Current Reports on Form 8-K. You can obtain free copies of these documents at the SEC’s website at www.sec.gov or by accessing the Pioneer’s website at http://www.investors.pxd.com.

Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the Transaction by reading the joint proxy statement/prospectus regarding the Transaction when it becomes available. You may obtain free copies of this document as described above.

Forward-Looking Statements and Cautionary Statements

The foregoing contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that Pioneer or Parsley expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “may,” “foresee,” “plan,” “will,” “guidance,” “look,” “outlook,” “goal,” “future,” “assume,” “forecast,” “build,” “focus,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the Transaction, pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities and anticipated future performance. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the expected timing and likelihood of completion of the Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Transaction that could reduce anticipated benefits or cause the parties to abandon the Transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that stockholders of Pioneer may not approve the issuance of new shares of common stock in the Transaction or that stockholders of Parsley may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the Transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the Transaction, the risk that any announcements relating to the Transaction could have adverse effects on the market price of Pioneer’s common stock or Parsley’s common stock, the risk that the Transaction and its announcement could have an adverse effect on the ability of Pioneer and Parsley to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk the pending Transaction could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or it may take longer than expected to achieve those synergies, the impact of reduced demand for Pioneer’s or Parsley’s products and products made from them due to governmental and societal actions taken in response to the COVID-19 pandemic; the uncertainties, costs and risks involved in Pioneer’s and Parsley’s operations, including as a result of employee misconduct; natural disasters, pandemics, epidemics (including COVID-19 and any escalation or worsening thereof) or other public health conditions and other important factors that could cause actual results to differ materially from those projected.

All such factors are difficult to predict and are beyond Pioneer’s or Parsley’s control, including those detailed in Pioneer’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at http://www.investors.pxd.com and on the SEC’s website at http://www.sec.gov, and those detailed in Parsley’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on Parsley’s website http://www.parsleyenergy.com and on the SEC’s website at http://www.sec.gov. All forward-looking statements are based on assumptions that Pioneer or Parsley believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and Pioneer and Parsley undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.